Exhibit 1

Media Release

Embargoed until: 12.01am, Monday 5 June 2006

Westpac launches earth: the first “value rewards” credit card

On Sunday Westpac will launch a brand new credit card, the first in Australia that combines low rates, low fees and directly earns Qantas Frequent Flyer points.

Westpac’s General Manager of Unsecured Finance Brent McKenzie said: “With the earth card, we believe we have created a new segment within the increasingly competitive credit card market—the “value rewards” segment.

“Customers no longer have to give up rewards in order to get a low rate, low fee card—they get the best of both worlds.

“Earth sets a new standard for credit cards and travel in providing Australians with value and rewards plus access to a wealth of travel information and ideas at www.earth.com.au.

“Our customer research showed that many Australians want to use rewards points exclusively for travel. So we have developed a brand that mirrored this aspiration - earth fits this perfectly. However it is obviously still a Westpac card, with the security and service that Westpac provides all its credit card customers,” Mr McKenzie said.

The new earth credit card offers:

•                                          Interest rate of 12.49% per annum

•                                          Balance transfer interest rate of 0.99% for six months from non Westpac and Virgin Cards

•                                          Up to 55 days interest free

•                                          Annual fee of $49

•                                          For a limited time we are also offering free Qantas Frequent Flyer membership (save $82.50)

•                                          Two Qantas Frequent Flyer points per dollar on the American Express card and one Qantas Frequent Flyer point per dollar on the MasterCard until 30 November 2006

•                                          One Qantas Frequent Flyer point per dollar on the American Express card and 0.5 Qantas Frequent Flyer points per dollar on the MasterCard after 30 November 2006

•                                          Available from 4 June 2006

For those who regularly travel internationally, Westpac is also launching earth+ which includes free international travel insurance saving up to $500(1) per trip and no

(1) Customer must pay the full cost of their journey on the earth or earth+ card to activate the insurance

Westpac overseas cash advance fees, and has an interest rate of 14.99% p.a., and an annual fee of $79.

The earth and earth+ cards incorporate an American Express® Card that can be used globally on the American Express network and a MasterCard that can be used at over 24 million locations worldwide for both purchases and ATM withdrawals. The two cards are part of one simple account—with one statement, one credit limit and one monthly repayment.

The new earth and earth+ card is available to Australian residents aged over 18, with a good credit history, steady employment and an income in excess of $15,000 per annum.

To apply for an earth or earth+ card call the Earth Sales Centre on 1300 550 496 or visit www.earth.com.au

Ends.

For Further Information

David Lording	Mikeela Sinclair
Media Relations	Media Relations
Westpac Banking Corporation	Westpac Banking Corporation
Ph: 02 8253 3510	Ph: 02 8253 3443
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